FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2015

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2015 and incorporated by reference herein is the Registrant's immediate report dated May 12, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: May 12, 2015

PRESS RELEASE

Formula Systems Reports First Quarter Results for 2015 with Net Income of $6.2 Million

Operating income for the first quarter amounted to $13.3 million

Or Yehuda, Israel, May 12, 2015 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the first quarter of 2015.

Financial Highlights for the First Quarter of 2015

•	Revenues for the first quarter ended March 31, 2015 increased 12% to $194.4 million, compared to $173.5 million in the same period last year. Revenues for the first quarter increased by approximately $41.0 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014, offset by $27.3 million that were included in the same period last year due to the consolidation of Magic's results of operations in part in the first quarter of 2014, and which were not consolidated in the first quarter of 2015.

•	Operating income for the first quarter ended March 31, 2015, increased 90% to $13.3 million compared to $7.0 million in the same period last year. Operating income for the first quarter increased by $5.1 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014, offset by $4.0 million that were consolidated in the same period last year, due to the consolidation of Magic’s results of operations in part during the first quarter of 2014, and which were not consolidated in the first quarter of 2015.

•	Net income for the first quarter ended March 31, 2015 was $6.2 million, or $0.42 per fully diluted share, compared to $62.9 million, or $4.39 per fully diluted share, in the same period last year. Net income for the first quarter of 2014 was positively impacted by the net gain of $67.2 million recorded in relation to Magic Software’s March 2014 public offering pursuant to which Formula's holdings in Magic were reduced below 50%, which in turn resulted in Formula's investment in Magic being accounted from March 2014 under the equity method of accounting and the related re-measurement to fair value of Formula’s investment in Magic.

•	As of March 31, 2015 Formula held 50.0%, 50.0% and 45.6% of the outstanding ordinary shares of Matrix, Sapiens and Magic, respectively.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $161.3 million as of March 31, 2015.

•	Total equity as of March 31, 2015 was $658.1 million (representing 60% of the total balance sheet).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with the strong opening of 2015. Business is growing in terms of revenues, profits and margins across our group’s portfolio. However, our numbers could have been even stronger had we not been impacted by the erosion of foreign currencies. Matrix had a very strong first quarter with revenues of NIS580.5 million (approximately $147.1 million) and net income of NIS24.5 million (approximately $6.2 million), an increase of 13.3% and 23.4% respectively compared to the first quarter of 2014, when measured in accordance with US GAAP and on a local currency basis. Matrix is reaping the fruits of its investment activity in the US, where sales grew by 54% to NIS63.4 million (approximately $16.0 million dollars) and operating profit grew by 149% to NIS13.1 million (approximately $3.3 million) compared to the first quarter of 2014. Sapiens had a very strong quarter, bringing in record financial results led by double-digit revenue growth derived from both new and existing customers across all regions. Sapiens also significantly improved its non-GAAP operating income by 58.5% year over year while improving profitability, by leveraging investments in its products and economies of scale. Magic reported another solid quarter with increasing non-GAAP operating income and operating margin, demonstrating strong leverage in its business model. Had it not been for the negative impact of the devaluation of foreign currencies, Magic would have reported record-breaking revenues, operating income and operating margin this quarter.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2015	2014
	Unaudited
Revenues	194,409	173,489
Cost of revenues	155,041	139,129

Gross profit	39,368	34,360
Research and development costs, net	2,621	787
Selling, general and administrative expenses	23,465	26,600

Operating income	13,282	6,973

Financial expenses, net	1,017	2,064

Income before taxes on income	12,265	4,909
Taxes on income	3,089	2,685

Income after taxes	9,176	2,224
Equity in gains of affiliated companies, net	2,260	65,672

Net income	11,436	67,896
Change in redeemable non controlling interests	259	659
Net income attributable to non-controlling interests	4,954	4,370

Net income attributable to Formula's shareholders	6,223	62,867

Earnings per share (basic)	0.44	4.53
Earnings per share (diluted)	0.42	4.39

Number of shares used in computing earnings per share (basic)	14,017,356	13,876,696
Number of shares used in computing earnings per share (diluted)	14,433,030	14,291,370

  FORMULA SYSTEMS (1985) LTD.

  CONSOLIDATED CONDENSED BALANCE SHEETS

  U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	111,761	107,416
Marketable securities	15,887	15,784
Short-term deposit	11	6,454
Trade receivables	173,926	191,995
Other accounts receivable and prepaid expenses	39,186	36,458
Inventories	3,535	2,259
Total current assets	344,306	360,366

LONG-TERM INVESTMENTS:
Marketable securities	33,640	33,748
Deferred Taxes	12,343	12,738
Prepaid expenses and other accounts receivable	10,441	10,287
Total Long-Term Investments	56,424	56,773

INVESTMENTS IN AFFILIATED COMPANIES	168,816	169,143
SEVERANCE PAY FUND	59,948	65,322
PROPERTY, PLANTS AND EQUIPMENT, NET	19,672	19,879
NET INTANGIBLE ASSETS AND GOODWILL	444,577	449,256
TOTAL ASSETS	1,093,743	1,120,739

CURRENT LIABILITIES:
Liabilities to banks	48,090	41,818
Trade payables	51,033	52,335
Deferred revenues	35,649	34,556
Other accounts payable	82,031	89,235
Dividend payable	2	7,876
Total current liabilities	216,805	225,820

LONG-TERM LIABILITIES:
Liabilities to banks and others	93,793	108,203
Deferred taxes	29,070	31,118
Deferred revenue	5,057	4,838
Other long-term payables	7,669	7,932
Accrued severance pay	72,438	77,948
Total long-term liabilities	208,027	230,039

REDEEMABLE NON-CONTROLING INTEREST	10,767	10,313

EQUITY
Formula shareholders' equity	391,429	388,656
Non-controlling interests	266,715	265,911
Total equity	658,144	654,567

TOTAL LIABILITIES AND EQUITY	1,093,743	1,120,739